March 22, 2006

PAN AMERICAN SILVER BUYS REMAINING 50% STAKE IN

MANANTIAL ESPEJO SILVER PROJECT

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce that it has entered into an agreement to acquire the remaining 50% interest in the Manantial Espejo silver project in Argentina from Silver Standard Resources Inc. (SSRI: NASDAQ, SSO: TSX) for 1.95 million common shares of Pan American.   The closing of the transaction is subject to regulatory approval and all shares issued will be subject to a four month hold period.

Manantial Espejo contains 34.8 million ounces of silver and 509,000 ounces of gold in proven and probable reserves and a further 10.6 million ounces of silver and 113,000 ounces of gold in measured and indicated resources*. Pan American completed a feasibility study for the development of Manantial Espejo in February of this year and expects to make a construction decision as soon as it has received clearance from the Province of Santa Cruz on the Environmental Impact Assessment that it filed in November of 2005.   The Company expects this clearance in a matter of days.

According to Pan American President and CEO Geoff Burns: “This is a good transaction for Pan American.   It gives us a 100% interest in Manantial Espejo and full control over the timing, cost and blueprint for mine development.  In addition to the acquisition of new silver reserves and resources, we will also profit from increased low cost silver production when the new mine is developed and we retain 100% of the benefits of any future exploration discoveries.”

-end-

For Further Information Contact:  Pan American Silver Corp (604) 684-1175 or visit the Company’s website at www.panamericansilver.com.

*

Michael Steinmann, P.Geo., Senior Vice-President Geology and Exploration for Pan American Silver, has

estimated the mineral resources and is the Qualified Person for the resources. Martin Wafforn, P.Eng,   Director of Mine Engineering for Pan American Silver is the Qualified Person for the proven/probable   mineral reserves.

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6  •  TEL 604.684.1175  •  FAX 604.684.0147

www.panamericansilver.com